NFT Limited

Office Q 11th Floor, Kings Wing Plaza 2,

No.1 Kwan Street, Sha Tin, New Territories

Hong Kong

September 4, 2025

VIA EDGAR

Irene Paik

Sonia Bednarowski

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Crypto Assets

100 F Street, N.E.

Washington, DC 20549

Re:	NFT Limited
Amendment No. 1 to Registration Statement on Form F-1 Filed on August 15, 2025 File No. 333-288243

Dear Ms. Paik and Ms. Bednarowski:

NFT Limited (the “Company”, “NFT,” “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated August 21, 2025 regarding our amendment no. 1 to registration statement on Form F-1 previously submitted on August 15, 2025 (the “Form F-1”). For ease of reference, we have repeated the Commission’s comments in this response and numbered them accordingly. An amendment no. 2 to the Company’s registration statement on Form F-1 (the “Amendment”) is being filed to accompany this letter.

Amendment No. 1 to Registration Statement on Form F-1

General

1.	We note your response to prior comment 1. Please address the following:

●	With a view towards revised disclosure, please tell us why the conversion price remained the same at $2.1614 when the company agreed to amend the Notes to provide registration rights on June 3, 2025.

●	You state in the response letter that the registration of the Ordinary Shares was a “contractual obligation of the Company following the Selling Stockholders’ payment of the full conversion price for the Ordinary Shares issuable upon conversion of the Notes issued in the private placement financing and not a condition precedent thereto.” Please clarify in your disclosure whether the Selling Stockholders have converted their Notes and at what price.

●	You state in the response letter and in various places throughout the prospectus that the Selling Stockholders are restricted from converting the Notes to the extent that such conversion would result in the Selling Stockholder’s beneficial ownership exceeding 4.99%, or, if the Company’s market capitalization is less than $15,000,000, 9.99%. However, it appears that you removed Sections 11 and 12, which included such ownership limitations, from the Amended and Restated Convertible Promissory Note. Please revise your analysis accordingly and make appropriate revisions to your prospectus.

Response:

●	In response to the Staff’s first point, the conversion price remained the same at $2.1614 when the Company agreed to amend the Notes on June 3, 2025, to provide registration rights. The registration rights provisions, which had been previously agreed upon between the parties, were inadvertently omitted from the securities purchase agreement dated May 6, 2025. The June 3 amendment was intended solely to correct this omission and memorialize the parties’ prior agreement, and it did not affect or alter the originally agreed-upon conversion price of $2.1614.

●	In response to the Staff’s second point, the Selling Stockholders have fully converted all of the Convertible Notes issued in the private placement financing. On August 11, 2025, the Company issued an aggregate of 9,253,260 restricted Ordinary Shares upon conversion of such Notes at the agreed conversion price of $2.1614. The disclosures in the Amendment have been revised to reflect this fact.

●	In response to the Staff’s third point, the Company acknowledges that the ownership limitations referenced in the initial analysis and prospectus disclosure were inadvertently carried over from the original Convertible Promissory Note. The Amended and Restated Convertible Promissory Note properly removed Sections 11 and 12, which contained those beneficial ownership limitations. The Amendment has been revised to correct the prior disclosure and to eliminate references to such ownership limitations, which no longer apply under the Amended and Restated Convertible Promissory Note. The Company’s revised Rule 415 analysis is set forth below which also reflects the fact that the ownership limitations no longer apply under the amended instrument:

Rule 415 Analysis

Rule 415(a)(1)(i) permits the registration of securities for resale by selling stockholders in a secondary offering. As noted in Compliance and Disclosure Interpretation (“C&DI”) 612.09, the determination of whether an offering is secondary (and not on behalf of the issuer) depends on the totality of the facts and circumstances, including (i) how long the selling stockholders have held the securities, (ii) the circumstances under which they received them, (iii) their relationship to the issuer, (iv) the amount of shares involved, (v) whether the selling stockholders are in the business of underwriting, and (vi) whether the selling stockholders appear to be acting as a conduit for the issuer.

The Company has considered each of these factors in connection with the resale of Ordinary Shares issued upon conversion of the Notes and respectfully submits that the offering is properly characterized as a secondary offering.

(a) Holding Period

All of the Notes were fully converted on August 11, 2025, into an aggregate of 9,253,260 Ordinary Shares at a fixed conversion price of $2.1614. As a result, the securities being registered are already issued and outstanding. Although resale registration in PIPE transactions is often sought immediately following closing (see C&DI 139.11), here the investors bore full market risk from the date of purchase through conversion and continue to bear such risk as holders of Ordinary Shares. This supports treatment as a bona fide secondary offering.

(b) Circumstances of Issuance

The securities were acquired in arm’s-length private placements conducted under Section 4(a)(2) and Rule 506. The Company received full consideration for the Notes and did not condition closing on registration. The registration rights granted on June 3, 2025, were contractual obligations of the Company after purchase, not conditions precedent. Accordingly, the Selling Stockholders assumed full investment risk at closing and upon conversion.

(c) Relationship to the Company

The Selling Stockholders had no material relationship with the Company during the past three years.

(d) Number of Shares Registered

The registration statement, as amended, covers 9,253,260 Ordinary Shares, representing approximately 64.62% of the Company’s outstanding shares as of September 4, 2025. While this is a meaningful percentage, Staff guidance confirms that size alone is not determinative. For example, C&DI 612.12 and C&DI 216.14 recognize that even affiliates or control persons holding large blocks may effect valid secondary offerings where the facts do not suggest they are conduits for the issuer. Here, no Selling Stockholder beneficially owns 10% or more of the Company’s shares following conversion.

(e) Underwriting Status

None of the Selling Stockholders are broker-dealers or affiliates of broker-dealers.

(f) Conduit Analysis

The Selling Stockholders purchased and converted their securities at a fixed price, are subject to full market risk, and are not affiliates of the Company. The beneficial ownership limitations included in the original Notes were intentionally removed in the amended and restated Notes, and the Amendment has been revised to eliminate references to them. Taken together, the facts and circumstances demonstrate that the Selling Stockholders are not acting as conduits for the Company.

Conclusion

For the reasons above, the Company respectfully submits that the resale of Ordinary Shares by the Selling Stockholders constitutes a valid secondary offering eligible under Rule 415(a)(1)(i).

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Joan Wu at jwu@htflawyers.com or by telephone at 212-530-2208.

[Signature page follows]

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Very truly yours,

/s/ Kuangtao Wang
Kuangtao Wang Chief Executive Officer

cc:	Hunter Taubman Fischer & Li LLC

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